CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

April 28, 2023

Via EDGAR
Ms. Claire Erlanger
Ms. Melissa Gilmore
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amcor plc
Form 10-K for the Year Ended June 30, 2022
Form 10-Q for the Quarter Ended December 31, 2022
Form 8-K furnished February 7, 2023
File No. 001-38932

Dear Ms. Erlanger and Ms. Gilmore,

On behalf of Amcor plc, a company organized under the laws of Jersey, Channel Islands (the “Company”), below please find the Company’s responses to the comment letter to Mr. Casamento, the Chief Financial Officer of the Company, dated March 31, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers and table numbers in the Company’s responses correspond to page numbers and table numbers, respectively, in the Company’s applicable filing with the Commission.

Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The symbol “[****]” has been inserted in place of the omitted portions (the “redacted information”). Copies of this letter containing the redacted information have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR §200.83). The Company requests that the redacted information be maintained in confidence, not be made part of any public record, and not be disclosed to any person (other than the Staff) as they contain confidential information.

Form 10-K for the Year Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Presentation of Non-GAAP Information, page 34

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1.Staff’s Comment: We note your disclosure that Adjusted EBIT from continuing operations and Adjusted Net Income from continuing operations include an adjustment for the amortization of acquired intangible assets from business combinations. We also note from your footnote to the table that amortization of acquired intangible assets from business combinations includes amortization expenses related to all acquired intangible assets from past acquisitions, including $26 million of sales backlog amortization for the fiscal year 2020 from the Bemis acquisition. Please revise future filings to disclose that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation. Your disclosures in your earnings releases furnished on Form 8-K should be similarly revised.

Response: In consideration of the Staff’s comment, the Company will add a statement on future Form 10-K and Form 10-Q filings containing a presentation of non-GAAP information, as well as within future earnings releases containing such a presentation, that while the amortization expense related to all acquired intangible assets is excluded, the revenue and all other expenses, unless otherwise stated, of the acquired companies is reflected in the measures Adjusted EBIT and Adjusted Net Income (from continuing operations, if applicable) and that those assets contribute to revenue generation.

Note 11, Fair Value Measurement, page 71

2.Staff’s Comment: We note that within the section titled "Assets and Liabilities Measured and Recorded at Fair Value on a Nonrecurring Basis," you disclose that during the fourth quarter of fiscal year 2022, you met the criteria to recognize the related assets and liabilities of the Russian operations as held for sale which resulted in remeasuring the disposal group at its fair value, less cost to sell, which is considered a Level 3 fair value measurement. Please tell us, and revise to disclose in future filings, the description of the valuation technique(s) and the inputs used in the fair value measurement of the disposal group. See guidance in ASC 820-10-50-2(bbb)(1). Please note this disclosure should be made for any material nonrecurring fair value measurements.

Response: The Company respectfully acknowledges the Staff’s comment and the guidance in ASC 820-10-50-2(bbb)(1) that requires a description of the valuation technique(s) and the inputs used in the fair value measurement.

The Company acknowledges it did not specifically state the valuation technique(s) and inputs used in the fair value measurement of the Russian disposal group in the Form 10-K for the Year Ended June 30, 2022. The Company did disclose in the Form 10-K for the Year Ended June 30, 2022 in Note 2, Significant Accounting Policies (page 55) that the fair value of a disposal group “is determined based on management’s assessment of indicative bids, a market multiples model in which a market multiple is applied to forecasted earnings before interest, taxes, depreciation, and amortization (“EBITDA”), discounted cash flows, appraised values or management's estimates, depending on the specific situation.”

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In consideration of the highly uncertain political, regulatory, and economic environment relating to transactions involving Russian assets following the Russia-Ukraine conflict beginning in February 2022, management’s assessment of the following specific factors was used to determine fair value of the Russian disposal group as of June 30, 2022. Management evaluated pre-diligence offers received and discounted them after considering various uncertainties present at the time, including evolving customer decisions on remaining in the region and decisions to move business out of the region. In addition, management consulted with an external advisor to assess the discount that the Russian government was likely to apply to the transaction value given the newly introduced requirement to obtain approval of the transaction and agreed purchase consideration from a Russian government commission prior to the sale.

The Company’s filings subsequent to the Form 10-K for the Year Ended June 30, 2022, have included incremental information on how the fair value of the Russian operations was determined. In the Form 10-Q for the Quarter Ended September 30, 2022 in Note 7, Fair Value Measurement (page 17), the Company disclosed it had “obtained indicative bids on which basis the expected fair value less costs to sell the Russian business has been updated.” In the Notes to the Financial Statements of the Form 10-Q for the Quarter Ended December 31, 2022, the Company disclosed the completion of the sale of the Russian operations on December 23, 2022, and the total net cash consideration received upon the sale.

The Company will ensure on future Form 10-Q and Form 10-K filings that the Company’s Fair Value Note to the Financial Statements meets the disclosure requirements in ASC 820-10-50-2(bbb)(1) for all material nonrecurring fair value measurements.

Note 21. Segments, page 97

3.Staff’s Comment: We note your disclosure of revenue disaggregated by sales by major product and geography. Please tell us how you considered disclosing revenue by industry segment under the guidance in ASC 606-10-55-89 through 55-91. In this regard, we note that investor presentations and earnings calls appear to address changes in sales volumes related to specific industries or market segments such as medical and pharmaceutical, beverage, food, and consumer goods, etc. Please advise or revise accordingly.

Response: In response to the Staff’s comment, the Company confirms that it considered the guidance in ASC 606-10-50-5 and related guidance in ASC 606-10-55-89 through 55-91 when evaluating how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors to determine the appropriate categories for disaggregation of revenue. ASC 606-10-55-89 highlights that the extent to which a company’s revenue is disaggregated depends on the facts and circumstances of the company’s contracts with customers. The Company generates revenue by providing its customers with flexible and rigid packaging products, serving a variety of end markets. The majority of customer contracts across all categories are in the form of either a purchase order or the combination of a purchase order with a master supply agreement pursuant to each of which control is typically transferred for all products at a point in time upon shipment to customers.

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Following the implementation guidance in ASC 606-10-55-90, the Company considered (a) disclosures presented outside of the financial statements, including in the investor presentations and earnings calls, (b) information regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”), and (c) other information that is similar to information identified in (a) and (b) that is used by the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or make resource allocation decisions. In determining the categories for disaggregation of revenue, the Company considered the examples cited in ASC 606-10-55-91: (a) the type of good or service, (b) the geographical region, (c), the market or type of customer, (d) the type of contract, (e) the contract duration, (f) the timing of transfer of goods or services, and (g) the sales channels.

The Company’s five Flexibles operating segments have different methods for disaggregating revenue as presented to the Company’s CODM, with some breaking down revenue by country and others breaking down revenue by markets that do not have a uniform definition across the different Flexibles operating segments. The Company does not consistently track revenue by industries or market segments across its Flexibles operating segments for internal purposes and does not report this information to the CODM as part of its normal reporting processes.

The Company does provide in its investor presentations and earnings calls additional directional, high-level information on sales volume changes related to specific industries or market segments, such as medical and pharmaceutical, beverage, food, and consumer goods. For example, the unique facts and circumstances of the 2019 Novel Coronavirus (“COVID-19”) pandemic temporarily impacted consumer behavior differently across different industries, which the Company highlighted when referencing the short-term changes in the healthcare, medical and pharmaceutical industries. While the information across industries is not used by the Company’s CODM to evaluate financial performance and make resource allocation decisions, the Company believes that discussing directional changes in sales volumes per industry is meaningful to investors at the time such disclosures are made because the information provides additional context and aligns with market metrics discussed by the Company’s customers.

The Company’s contracts with customers generally span industries or market segments if the customer is active in multiple industries or market segments. Customer contract terms and conditions, including payment terms, do not vary by industry or market segments. As noted, references to specific industries or market segments are occasionally discussed to provide investors additional directional information on the Company’s overall revenue performance. The Company’s reference to specific industries or market segments is not intended to indicate that there are different economic factors that regularly impact the nature, amount, timing, and uncertainty of revenue and cash flows.

The Company has concluded that the disclosure of disaggregated revenue by geography and major product type best represents the characteristics of the Company’s revenue including the nature, amount, and timing of the Company’s revenue. The other

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categories cited in ASC 606-10-55-91 (e.g., market or type of customer, type of contract, contract duration) do not differ across the five Flexibles operating segments when evaluated with respect to the Company’s revenue. The Company will continue to evaluate the disclosure of disaggregated revenue in future filings, considering changes in its business and information regularly provided to investors.

Note 21. Segments, page 97

4.Staff’s Comment: We note your disclosure that your five Flexibles operating segments (Flexibles Europe, Middle East and Africa; Flexibles North America; Flexibles Latin America; Flexibles Asia Pacific; and Specialty Cartons) have been aggregated in the Flexibles reportable segment as they exhibit similarity in economic characteristics and future prospects, similarity in the products they offer, their production technologies, the customers they serve, the nature of their service delivery models, and their regulatory environments. We also note from your disclosure in MD&A on page 29 that it appears higher rates of regional inflation and raw material supply in certain regions affected your operations. Please explain to us how you evaluated the aggregation criteria in ASC 280-10-50-11 in determining you have only one Flexibles reportable segment. In doing so, explain in sufficient detail how you determined your operating segments have similar economic characteristics, including historical and projected profit measures for each of the operating segments.

Response: The Company respectfully acknowledges the Staff’s comment. The Company believes that the aggregation of the Flexibles operating segments is consistent with the criteria set forth in ASC 280-10-50-11, which provides that two or more operating segments may be aggregated a) if aggregation is consistent with the objectives and principles of ASC 280, b) if the operating segments have similar economic characteristics, and c) if the operating segments are similar in the following five qualitative characteristics: nature of products and services, nature of developing their product, types of customers, methods of distributing products, and similar regulatory environment.

The Company’s analysis of the considerations specified in ASC 280-10-50-11 is presented below.

Similar Qualitative Characteristics

The following factors were considered in concluding the five Flexibles operating segments share similar qualitative characteristics.

a.The nature of products and services – same types of products that are a variety of plastic, paper, and aluminum flexible packaging for consumer products.

The five Flexibles operating segments manufacture flexible packaging for customers in different industries. Flexibles Packaging is also one of the categories typically used across the entire packaging industry when segmenting the market by products with other commonly used categories being Rigid Plastics, Paper & Board, Glass, or Metal

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Packaging. The products of the different operating segments may vary by customer, but they are similar in nature (i.e., flexible packaging products).

Each operating segment’s products as described above are similar in that they are packaging products designed to meet specific customer needs, mainly in the food, medical, home and personal care, and pharmaceutical industries.

b.The nature of the production process – same types of production equipment from same equipment suppliers that convert same materials.

The five Flexibles operating segments provide flexible packaging materials that are produced using similar processes. The production processes for these operating segments involve the designing, extruding, laminating, converting, printing, and cutting into flexible packaging products using the same raw material such as fiber, plastics or metal-based films, foils, or sheets, as well as different kinds of inks and adhesives. The production equipment used in these processes is mainly made up of large gravure and offset printing machines, extruders, laminators, slitters, and cutters in addition to a variety of converting equipment including pouch and bag making equipment. The sourcing of direct and indirect materials as well as the equipment for these Flexibles operating segments is often a jointly coordinated effort of these segments together as equipment and materials are often sourced for the different segments from the same supplier with similar specifications. On many occasions and for many years, the Company has transferred production equipment from one Flexibles operating segment to another to address capacity issues given the interchangeability of the equipment.

c.The type or class of customer for their products and services – same types of customers, essentially global and regional fast-moving consumer goods companies.

The customers of all five Flexibles operating segments are manufacturers of fast-moving consumer goods. Each Flexibles operating segment sells to large global key accounts as well as to smaller regional customers. Sales efforts to global key accounts are typically centrally coordinated between the five Flexibles operating segments to ensure cost efficiency and consistent customer experience across the globe and increasingly, global contracts across different operating segments are introduced that also include contract elements spanning different Flexibles operating segments. The Company has assigned one senior executive to each of its largest customers as a single point of contact across different operating segments. Additionally, in October 2022, the Company’s Global Management Team was expanded to include a Senior Vice President of Global Sales and Marketing, evidencing the Company’s increased focus on sales from a global perspective in response to sales trends that are uniform across the different Flexibles operating segments.

d.The methods used to distribute their products or provide their services – essentially all sales are direct to customers (direct sales and direct distribution)

All products supplied by the five Flexibles operating segments are primarily distributed by the Company’s direct sales force. The flexible packaging products are distributed to customers in the same common formats (for example, rolls or sheets on pallets) where

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they are subsequently further processed and filled as part of the customer’s manufacturing process. The same transportation methods are used with primary methods being rail and trucks.

e.If applicable, the nature of the regulatory environment – all largely unregulated

The Company’s five Flexibles operating segments do not operate in a highly regulated environment, such as banking, insurance, or utilities. However, there is increasing regulation and focus on sustainability impacting all five Flexibles operating segments across the globe. The Company’s standards for safety, environmental, and other best operating practices are consistently applied across the five Flexibles operating segments.

Conclusion Regarding Qualitative Similarity

The Company’s evaluation of the qualitative characteristics noted the five Flexibles operating segments are similar in all relevant aspects.

Similar Economic Characteristics

The similarity of economic or quantitative characteristics of the five Flexibles operating segments was evaluated from both a historical and expected future performance perspective. ASC 280 does not provide guidance on the time horizon of historical and expected future periods to be evaluated. However, ASC 280-10-55-7A highlights that operating segments are considered similar if they have essentially the same future prospects and states that “if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.” ASC 280-10-55-7C highlights that while segments with similar economic characteristics would be expected to have similar long-term average gross margins, the measure is only used as an example given evaluating economic characteristics is a matter of judgment that depends on specific facts and circumstances. The Company considered the relevant facts and circumstances of the five Flexibles operating segments to determine if they share similar economic characteristics.

The transformational acquisition of Bemis Company, Inc. at the end of fiscal year 2019, created significant synergies for the Company as noted in the Company’s filings. Two unprecedented events impacted the expected convergence of the five Flexibles operating segments’ gross margins over the last three years. The first unprecedented event was the onset of COVID-19 and related variants. In response to COVID-19, the Company targeted significant management focus on responding to the direct and indirect impacts of COVID-19, which impacts have included volatility in customer order patterns and significant supply chain challenges. The Company introduced global and regional response teams to manage through the crisis which redirected resources from projects aimed at continuing to optimize the business through leveraging the Company’s global scale and implementing best practices globally. For example, the Company’s Global Sales and Marketing strategy was delayed during this period as resources were

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focused on managing challenging customer order patterns and ensuring continuity of supply from vendors. The second unprecedented event impacting convergence was Russia’s invasion of Ukraine in February 2022 which also re-directed management’s focus in the short term as the Company had operations in both Ukraine and Russia. The Company proactively suspended its operations in Ukraine prior to the invasion and made the decision to sell its Russian operations in the fourth quarter of fiscal year 2022, with the sale closing in December 2022. Significant management resources were used during this period to continue serving customers in compliance with global sanctions.

As noted in the Company’s filings with the Commission, both events contributed to regional disruptions, including higher inflation, volatility in customer order patterns, and supply chain disruptions, which impacted results in certain regions in the short term. While the integration of the Bemis acquisition was substantially completed by June 30, 2022, the Company expects further benefits to be realized as attention is redirected from addressing COVID-19 and the Russia-Ukraine conflict to optimizing the business, notably in the Company’s Flexibles Latin America and Flexibles Asia Pacific operating segments where profitability is currently lower than in other segments. These operating segments will benefit from further establishment of more central functions, including Global Sales and Marketing established in October 2022, and benefit from the impact of rolling out recycle-ready product specifications globally to meet growing sustainability demands. Such initiatives address prospective sales trends and are expected to result in Flexibles Latin America and Flexibles Asia Pacific increasing their mix of global key accounts as their sales of more sustainable, value-add products increases and therefore results in increased convergence of margins across Flexibles operating segments. [****]

The table below reflects the various gross profit margin trends the Company has experienced in the past and expects to realize in the future:

Gross Margin	Flexibles North America	Flexibles Latin America	Flexibles Europe, Middle East & Africa	Flexibles Asia Pacific	Specialty Cartons
Fiscal Year 2021 Actual	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2022 Actual	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2023 Budget	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2023 YTD	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2023 Forecast	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2024 Forecast	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2025 Forecast	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2026 Forecast	[****]	[****]	[****]	[****]	[****]

Fiscal years 2021, 2022, and 2023 YTD reflect actuals while 2024-2026 (the “forecast period”) reflect the Company’s expected range of margins given inherent uncertainty of forecasts. [****]. Flexibles Asia Pacific has also been impacted by COVID-19 in fiscal year 2023 due primarily to lockdowns in China in the first half of the fiscal year which has resulted in lower demand.

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The Company’s agreements with customers across all Flexibles operating segments generally allow for the effects of higher input costs to be passed through to customers. The timing of input pass-through can distort margins in the short-term and does impact calculated gross margins as the mathematical effect is that relative gross margins are lower when input prices are increasing and vice versa. The effect of input cost pass-throughs has a higher effect on operating segments that currently have a lower relative margin, hence widening the current differences in gross margins. The Company experienced unprecedented increases in the cost of raw materials since COVID-19, which has reduced the gross margin percentage from historic and forecasted levels. The Company has historically addressed non-input cost increases through managing its cost base in all regions. However, the dramatic increase in inflation attributed to the impacts of the Russia-Ukraine conflict and COVID-19 have resulted in the Company taking unprecedented actions to mitigate the negative impacts, which have in the short-term impacted certain regions more than others.

The Flexibles North America operating segment includes a significant component of the acquired Bemis business and has established centralized processes and functions. Compared to other operating segments, the impact of COVID-19 and the Russia-Ukraine conflict has had less of an impact. [****]

Since the onset of COVID-19, the Flexibles Latin America operating segment has been negatively impacted by higher rates of inflation and supply chain challenges which have been disclosed in the Company’s filings with the Commission. [****]. The Company has initiated steps to restore higher levels of profitability in the region through workforce reductions, actively rolling out best practices from other regions and consolidating manufacturing, including the announced closure of a manufacturing facility in March 2023. The Company is also investing in equipment that will improve manufacturing efficiencies in the region. The Company expects these actions to lead to margin convergence with other Flexibles operating segments in the forecast period.

The Flexibles Europe, Middle East, and Africa operating segment operates in a low growth, competitive environment. The gross margins are relatively stable and may slightly increase over time due to the previously discussed initiatives. In fiscal years 2022 and 2023, the Russia-Ukraine conflict and related impacts (energy prices, sanctions, sale of a manufacturing site in Russia) resulted in unusually high inflation in a number of European countries and a negative impact on the operating segment’s profitability, but this is expected to reverse in the forecast period. This operating segment is also implementing several new systems and centralized processes which will lead to operational efficiencies in the forecast period.

The Flexibles Asia Pacific operating segment has benefitted from significant capital investments in recent years, including an investment of approximately $100 million in a new state-of-the-art manufacturing plant in Huizhou, China that was opened in December 2022. While the region continued to experience impacts from COVID-19 in the first half of fiscal 2023, the expectation is that the operating segment’s profitability will improve in the forecast period on the basis of capital investments, global sales and

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marketing assistance, and the roll out of recycle-ready product specifications in the region.

The Specialty Cartons operating segment is a global business that operates in a low growth, competitive environment with high customer concentration. This operating segment operated three manufacturing facilities in Russia and Ukraine prior to the start of the Russia-Ukraine conflict that have now been closed or sold. During the forecast period, the loss of these facilities is expected to reduce this operating segment’s gross margin percentage as the exited facilities had a higher gross margin than other facilities in this operating segment.

In conclusion, the Company believes it has appropriately aggregated its five Flexibles operating segments based on reasonable judgment and the criteria set forth in ASC 280-10-50-11 in that the aggregation is consistent with the objectives and principles of ASC 280 and the Flexibles operating segments having similar economic and qualitative characteristics. The five Flexibles operating segments’ gross profit margins are expected to converge over time and they experience similar sales trends which are expected to become more prominent with increasing focus of regulators and customers on recycle-ready, sustainable packaging solutions. While unprecedented events required the Company to redirect focus in the recent past, the Company expects that operating segments with lower-than-average current gross margins will see significant margin improvement as benefits from the Company’s global scale and best practices, including higher capital expenditures and restructuring initiatives improve results. The Company has a history of taking actions if actual performance deviates negatively from forecasted performance and maintains a list of opportunities that can be activated if necessary. The Company expects that all the Flexibles operating segments’ gross profit margins will be within a relative value difference 10% range of each other no later than by the end of fiscal year 2026 and concludes that they are economically similar from a quantitative perspective as their future prospects are similar. Given the negative impacts of COVID-19 and the Russia-Ukraine conflict in the historical period, the Company has weighted the future prospects within the forecast period higher than historical results, which historical results included impacts of unprecedented events that distorted operating margins in certain operating segments at different times and which the Company does not believe are representative of the Flexibles operating segments’ future potential.

Form 10-Q for the Quarter Ended December 31, 2022
Note 3. Restructuring and Other Related Activities, Net, page 12

5.Staff’s Comment: We note that in the three months ended December 31, 2022, you recognized a pre-tax net gain on the disposal of the Russian Business which included a reversal of a $90 million impairment charge recorded in the quarter ended June 30, 2022. Please provide us more detail as to how you calculated the $215 million gain. As part of your response, please explain to us why you believe it is appropriate to reverse this impairment charge. See guidance in ASC 360-10-35-20.

Response: The Company acknowledges the Staff’s comment and the guidance in ASC 360-10-35-20. As disclosed in the Form 10-K for the Year Ended June 30, 2022 in Note 4,

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Restructuring, Impairment, and Related Expenses, Net (page 63), the Company recognized an impairment charge of $90 million following the approval by the Company’s Board of Directors of a plan to sell its Russian operations and a determination that the criteria were met to classify the Russian operations as held for sale. In consideration of ASC 360-10-35-20, the adjusted carrying amount of the disposal group subsequently represented its new cost basis. In accordance with ASC 360-10-35-40, a gain shall be recognized for any subsequent increase in fair value less costs to sell. In complying with this guidance, the Company updated the expected fair value less costs to sell without a change to the previously recognized impairment, as disclosed in the Form 10-Q for the Quarter Ended September 30, 2022 in Note 3, Held for Sale (page 12). Subsequently, when the Russian operations were sold on December 23, 2022, the Company recognized a gain on sale of $215 million, which was calculated as the sale consideration, including disposed cash and items settled net, less the net carrying value of the disposed business, including allocated goodwill and accumulated other comprehensive income, less costs to sell.

Within the Form 10-Q for the Quarter Ended December 31, 2022, the Company included references to the impairment charge that had been recognized in the fourth quarter of fiscal year 2022 with the aim of providing additional information on the magnitude of the gain that was recognized upon sale, believing it is relevant for investors to know that the gain would have been $90 million lower had the impairment not been recognized in the fourth quarter of fiscal year 2022. The Company acknowledges that the reference to having reversed an impairment can be misinterpreted within the context of ASC 360-10-35-20 and will revise wording in future filings as follows:

“A pre-tax net gain on disposal of the Company's three manufacturing facilities in Russia ("Russian business") of $215 million was recognized in the nine months ended March 31, 2023. The carrying value of the Russian business had previously been impaired by $90 million in the Quarter Ended June 30, 2022.”

Form 8-K furnished February 7, 2023
Exhibit 99.1 Earnings Release, page 14

6.Staff’s Comment: We note that your Adjusted Free Cash Flow measure excludes amounts related to the Russia-Ukraine conflict, which appear to be cash costs. Please tell us how you considered Item 10(e)(ii)(A) of Regulation S-K, which prohibits the exclusion of liabilities or charges that require, or may require, cash settlement from a liquidity measure or revise to remove such adjustment. Also, please tell us why you believe it is appropriate to reconcile adjusted free cash flow to both net cash provided by operating activities, and Adjusted EBITDA. In this regard, it appears from your disclosure that you use Adjusted EBITDA as a performance measure, however Adjusted Free Cash Flow is a liquidity measure. Please advise or revise accordingly.

Response: The Company acknowledges the Staff’s comment and the guidance in Item 10(e)(ii)(A) of Regulation S-K. The Company uses Adjusted Free Cash Flow as a financial performance measure used for planning, forecasting, and evaluating the performance of the Company’s operating segments as noted in the “Presentation of non-GAAP Information” in its Form 8-K earnings release narrative. The Company believes that

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Adjusted Free Cash Flow is useful to enable investors and others to perform comparisons of current and historical performance of the Company. The Company notes that non-GAAP measures utilized by management should not be construed as an alternative to results determined in accordance with U.S. GAAP. The Company believes that the cash flows related to the Russia-Ukraine conflict are not representative of ongoing operations and that it is therefore appropriate to exclude these cash outflows from Adjusted Free Cash Flow to provide a year-over-year comparison for ongoing operations only.

The Company is listed on two separate stock exchanges; it has been listed on the New York Stock Exchange since June 2019 and the Australian Stock Exchange for over fifty years. Historically, Australian investors have requested a reconciliation of Adjusted EBITDA to Adjusted Free Cash Flow in addition to a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow and the Company has provided this information via the Company’s earnings releases. The Company also provides a reconciliation of Net Income to Adjusted EBITDA in its earnings release.

The Company believes that its Adjusted Free Cash Flow presentation is a useful performance indicator and its non-GAAP reconciliations are appropriate in light of investor requests for this information.

****

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at +41 (0)44 316 1717 or Jessica S. Lochmann, Foley & Lardner LLP, at (414) 297-5817.

Sincerely,

/s/ Michael Casamento
Michael Casamento
Chief Financial Officer

cc:
Julie Sorrells
Amcor plc

Jessica S. Lochmann
Foley & Lardner LLP